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                                                       Registration Nos. 2-98326
                                                                        811-4323

                                 EXHIBIT 10(G)

       OPINION AND CONSENT OF COUNSEL RELATING TO NEW ENGLAND STRATEGIC
                                  INCOME FUND
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                   [LETTERHEAD OF ROPES & GRAY APPEARS HERE]



                                April 28, 1995



New England Funds Trust I
399 Boylston Street
Boston, Massachusetts 02116

Gentlemen:

     You have informed us that you propose to register under the Securities Act of 1933, as amended (the "Act"), and offer and sell from time to time shares of beneficial interest, without par value, of your New England Strategic Income Fund series ("Shares"), at not less than net asset value.

     We have examined an executed copy of your Amended and Restated Agreement and Declaration of Trust dated April 1, 1992, as amended through Amendment No.7 thereto (as so amended, the "Declaration of Trust"), and are familiar with the action taken by your trustees to authorize the issue and sale to the public from time to time of authorized and unissued Shares. We have further examined a copy of your By-Laws and such other documents and records as we have deemed necessary for the purpose of this opinion.

     Based on the foregoing, we are of the opinion that:

     1. The beneficial interest in your New England Strategic Income Fund series is divided into an unlimited number of Shares.

     2. The issue and sale of the authorized but unissued Shares has been duly authorized under Massachusetts law. Upon the original issue and sale of any of such authorized but unissued Shares and upon receipt of the authorized consideration therefor in an amount not less than the applicable net asset value, the Shares so issued will be validly issued, fully paid and nonassessable by the Trust.

     The Trust is an entity of the type commonly known as a "Massachusetts business trust." Under Massachusetts law, shareholders could, under certain circumstances, be held personally liable for the obligations of the Trust. However, the Declaration of Trust disclaims shareholder liability for acts or obligations of the Trust and requires that notice of such disclaimer be given
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New England funds Trust I             -2-                          April 28,1995


in each agreement, obligation or instrument entered into or executed by the Trust or its trustees. The Declaration of Trust provides for indemnification out of the property of the New England Strategic Income Fund series (the "Series") for all loss and expense of any shareholder of the Series held personally liable solely by reason of his or her being or having been such a shareholder. Thus, the risk of a shareholder incurring financial loss on account of shareholder liability is limited to circumstances in which the Series itself would be unable to meet its obligations.

     We understand that this opinion is to be used in connection with the registration of an indefinite number of shares for offering and sale pursuant to the Act. We consent to the filing of this opinion with and as part of your Registration Statement on Form N-1A (File No. 33-98326) relating to such offering and sale.

                                                  Very truly yours,


                                                  Ropes & Gray